[redacted]

09055675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
825 NORTH JEFFERSON STREET, SUITE 300
(No. and Street)

MILWAUKEE, WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johan C. R. Segerdahl, President (414) 291-782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).**

OATH OR AFFIRMATION

I, Johan C.R. Segerdahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Segerdahl & Co., Inc., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - CEO
Title

LACEY M. TOMCZUK NOTARY PUBLIC STATE OF WISCONSIN

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Segerdahl & Co., Inc.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Segerdahl & Co., Inc. (a Wisconsin S corporation) as of December 31, 2008 and 2007, and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2008 and 2007, and the results of its operations, cash flows and changes in subordinated liabilities for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 18 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 24, 2009

SEGERDAHL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,780	$ 66,394
Accounts receivable	15,405	21,620
Investments - held to maturity	79,981	29,383
Total current assets	119,166	117,397
PROPERTY AND EQUIPMENT		
Office equipment	3,194	3,194
Accumulated depreciation	(3,194)	(3,194)
Total property and equipment	-	-
OTHER ASSETS		
Available for sale securities	62,146	124,467
Other investments	9,000	9,000
Total other assets	71,146	133,467
TOTAL ASSETS	$ 190,312	$ 250,864
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,488	$ 11,857
Accrued commissions payable	8,141	26,653
Total current liabilities	10,629	38,510
LONG-TERM LIABILITIES		
Notes payable	100,000	100,000
STOCKHOLDERS' EQUITY		
Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding	2,000	2,000
Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding	353	353
Paid-in capital	1,008,462	952,462
Retained deficit	(935,983)	(909,633)
Accumulated other comprehensive income	4,851	67,172
Total stockholders' equity	79,683	112,354
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 190,312	$ 250,864

The accompanying notes are an integral part of these financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For The Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commission income	$ 319,630	$ 308,903
Commission income - mutual funds	291	5,766
Consult fees	984	240
Interest fees	46,976	42,680
Other fee income	-	35,000
Total revenue	367,881	392,589
OPERATING EXPENSES		
Salaries	63,786	80,935
Commissions	136,101	155,869
Operations	194,559	218,906
Total operating expenses	394,446	455,710
LOSS FROM OPERATIONS	(26,565)	(63,121)
OTHER REVENUES/(EXPENSES)		
Dividend and interest income	1,981	3,519
Rental	3,465	6,510
Interest expense	(5,231)	(8,070)
Total other revenues	215	1,959
NET LOSS	(26,350)	(61,162)
OTHER COMPREHENSIVE INCOME/(LOSS)		
Unrealized gain/(loss) on securities	(62,321)	47,030
COMPREHENSIVE INCOME/(LOSS)	$ (88,671)	$ (14,132)

The accompanying notes are an integral part of these financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2008 and 2007

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE - DECEMBER 31, 2006	$ 2,000	$ 353	$ 934,227	$ (848,471)	$ 20,142	$ 108,251
Comprehensive income						
Net loss	-	-	-	(61,162)	-	(61,162)
Other comprehensive income						
Unrealized gain on available for sale securities	-	-	-	-	47,030	47,030
Paid-in capital	-	-	18,235	-	-	18,235
BALANCE - DECEMBER 31, 2007	2,000	353	952,462	(909,633)	67,172	112,354
Comprehensive income						
Net loss	-	-	-	(26,350)	-	(26,350)
Other comprehensive income						
Unrealized loss on available for sale securities	-	-	-	-	(62,321)	(62,321)
Paid-in capital	-	-	56,000	-	-	56,000
BALANCE - DECEMBER 31, 2008	$ 2,000	$ 353	$ 1,008,462	$ (935,983)	$ 4,851	$ 79,683

The accompanying notes are an integral part of these financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (26,350)	$ (61,162)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	6,215	12,190
Accounts payable	(9,369)	11,228
Accrued commissions payable	(18,512)	6,888
Net cash used in operating activities	(48,016)	(30,856)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(158,571)	(156,802)
Proceeds from sale of investments	107,973	156,692
Net cash used in investing activities	(50,598)	(110)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit	-	43,000
Payments on line of credit	-	(43,000)
Additional paid-in capital	56,000	18,235
Net cash provided by financing activities	56,000	18,235
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(42,614)	(12,731)
CASH AND CASH EQUIVALENTS - BEGINNING	66,394	79,125
CASH AND CASH EQUIVALENTS - ENDING	$ 23,780	$ 66,394
SUPPLEMENTAL INFORMATION		
Cash paid during the year for Interest	$ 5,231	$ 8,070

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Segerdahl & Co., Inc. (the Company) is a Wisconsin corporation registered to be a broker/dealer pursuant to the Financial Industry Regulatory Authority (FINRA), on December 20, 1996.

Allowance for Doubtful Accounts

The Company maintains an aging of its trade receivables to determine which accounts are delinquent. Trade receivables are considered for write-off when an invoice is in excess of 180 days old and management has assessed the likelihood of collection as doubtful. No allowance for uncollectible accounts has been established as of December 31, 2008 or 2007 as management currently considers all accounts to be collectible.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 - 7 years
Software	3 years

There was no depreciation and amortization expense for the years ended December 31, 2008 and 2007.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Company flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for income taxes has been included in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $15,405 at December 31, 2008 and of $21,620 at December 31, 2007 is comprised of broker-to-broker receivables. All accounts are carried at their collectible amounts.

NOTE 3 – INVESTMENTS

The Company's investment in debt securities consist of two U.S. Treasury Bills due April 9, 2009 and April 23, 2009. These investments are classified as held to maturity and are held by Pershing as a Clearing Account; its use is restricted. Held to maturity securities are reported at amortized cost and consist of the following at December 31, 2008 and 2007:

	Cost at 12/31/08	Fair Value at 12/31/08	Unrealized Gain/(Loss) at 12/31/08
Held to maturity securities	$ 79,981	$ 79,981	$ 0
Available-for-sale	$ 57,295	$ 62,146	$ 4,851

	Cost at 12/31/07	Fair Value at 12/31/07	Unrealized Gain/(Loss) at 12/31/07
Held to maturity securities	$ 29,383	$ 29,736	$ 353
Available-for-sale	$ 57,295	$ 124,467	$ 67,172

NOTE 3 – INVESTMENTS (CONTINUED)

The available-for-sale investments are reported at their aggregate fair value and the net unrealized gain or loss is reported as a separate component in the stockholders' equity section. The Company also holds private placement nonmarketable securities. These investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of the private placement nonmarketable securities was $9,000 and $9,000 at December 31, 2008 and 2007, respectively.

NOTE 4 – RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for the exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. At December 31, 2008 and 2007, respectively, the Company's net capital as defined was $10,896 and $34,474 in excess of the minimum net capital required.

NOTE 6 – NOTES PAYABLE

The note payable has monthly interest payments through the maturity date of December 30, 2012, at which time the entire principal balance is due. The interest rate is adjusted based on periodic changes to the Prime Rate adopted by the lender. The stated interest rate of the note is 4.00% at December 31, 2008 and 7.25% at December 31, 2007. The outstanding balance at December 31, 2008 and 2007 was $100,000 and $100,000, respectively.

NOTE 7 – MAJOR CUSTOMER

The Company had two customers in 2008 and 2007 that represented 95% and 90%, respectively, of revenues earned.

NOTE 8 – RELATED PARTIES

The Company entered into an employee leasing and expense sharing agreement with Iron Block Holdings, LLC, one of the shareholders of the Company, effective January 1, 2003. The agreement states that Iron Block Holdings will supply personnel, fringe benefits and administrative support services. Iron Block Holdings will also provide use of office space and various administrative costs. The Company will pay the costs of those employees assigned to the Company, including salary, fringe benefits, payroll taxes and commissions. The Company will pay 27% in 2008 and 2007 of the cost of office space and other administrative costs. The total amount paid to Iron Block Holdings for payroll and administrative expenses for the years ended December 31, 2008 and 2007 was $106,828 and $191,552, respectively.

The Company received advances from related entities during 2008 and 2007. During 2008, payments of $6,000 were received from Iron Block Holdings, LLC. The Company paid $6,000 in repayment of these advances to Iron Block Holdings, LLC. The amount due to Iron Block Holdings, LLC for the year ended December 31, 2008 was $0. During 2007, payments of $8,000 were received from Iron Block Holdings, LLC. The Company paid $8,000 in repayment of these advances to Iron Block Holdings, LLC. The amount due to Iron Block Holdings, LLC for the year ended December 31, 2007 was $0.

One of the shareholders of the Company owns 80% of Red Granite, which owns 58.06% of Waveland Ventures, LLC in 2008 and 2007. During 2008 and 2007, there were no advances between the Company and Waveland Ventures, LLC. The amounts due from Waveland Ventures, LLC and Iron Block Holdings, LLC for the years ended December 31, 2008 and 2007 are $0.

SEGERDAHL & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
December 31, 2008 and 2007

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2008	2007
NET CAPITAL		
Stockholders' equity	$ 79,683	$ 112,354
DEDUCTIONS		
Nonallowable assets		
Accounts receivable	-	-
Securities not readily marketable	9,000	9,000
Total deductions	9,000	9,000
NET CAPITAL BEFORE HAIRCUTS	70,683	103,354
HAIRCUTS ON SECURITIES		
U.S. government obligations	400	147
Securities	9,322	18,670
Money market instruments	65	63
Total haircuts on securities	9,787	18,880
NET CAPITAL	60,896	84,474
MINIMUM NET CAPITAL REQUIRED	50,000	50,000
EXCESS NET CAPITAL	$ 10,896	$ 34,474
EXCESS NET CAPITAL AT 1,000%	$ 49,833	$ 80,623
AGGREGATE INDEBTEDNESS	$ 110,629	$ 38,510
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	182%	46%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 61,146	$ 84,474
Decrease in nonallowable assets	-	-
Audit adjustments		
Adjustment to property and equipment	-	-
Adjustment to investment cost	-	-
Total audit adjustments	-	-
Adjustment to computation of haircuts	(250)	-
NET CAPITAL PER ABOVE	$ 60,896	$ 84,474

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the transactions are limited to commissions earned from the sale of securities.

The accompanying notes are an integral part of these financial statements.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Board of Directors of
Segerdahl & Co., Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedules of Segerdahl & Co., Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 24, 2009

SEGERDAHL & CO., INC.

ANNUAL REPORT

DECEMBER 31, 2008

SEGERDAHL & CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2008